SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Biosite Incorporated
(Name of Subject Company)
Biosite Incorporated
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on May 29, 2007, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on June 5, 2007, June 7, 2007 and June 20, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Inca Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”), disclosed in a Tender Offer Statement on Schedule TO, dated May 29, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of Biosite at a purchase price of $92.50 per share, net to the seller in cash, plus if the first time that Purchaser accepts for payment any Common Stock tendered pursuant to the tender offer (the “Acceptance Time”) shall not have occurred on or prior to Monday, July 2, 2007, an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (as the same has been or is supplements from time to time), and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:
Subsequent Offering Period
     The Offer expired at 12:00 midnight, New York City time, on June 25, 2007. On June 26, 2007, Inverness issued a press release announcing the expiration of the Offer. As of the expiration of the Offer, approximately 16,051,933 shares of Common Stock representing approximately 89.2% of all outstanding shares of Common Stock were tendered and not withdrawn prior to the expiration of the Offer, including 2,338,138 shares of Common Stock representing approximately 13.0% of all outstanding shares of Common Stock tendered by notice of guaranteed delivery. The tendered shares, together with the 750,000 shares of Common Stock currently owned by Inverness represent approximately 93.4% of all outstanding shares of Common Stock. Purchaser has accepted all validly tendered shares of Common Stock for payment pursuant to the terms of the Offer.
     Inverness also announced that Purchaser will provide a subsequent offering period for all remaining untendered shares of Common Stock expiring at 12:00 midnight, New York City time, on Thursday, June 28, 2007 (the end of the day on Thursday), unless further extended. During the subsequent offering period, holders of shares of Common Stock who did not previously tender their shares of Common Stock into the Offer may do so and will promptly receive the same $92.50 per share cash consideration paid during the initial offering period. The procedures for accepting the Offer and tendering shares of Common Stock during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) the shares of Common Stock tendered during the subsequent offering period may not be withdrawn.
     A copy of the press release issued by Inverness is filed as Exhibit (a)(1)(M) hereto and is incorporated herein by reference.

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Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(M)	Press Release issued by Inverness Medical Innovations, Inc. on June 26, 2007 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 6 to the Schedule TO filed by Inca Acquisition, Inc. and Inverness Medical Innovations, Inc. on June 26, 2007).

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED
By:	/s/ DAVID B. BERGER
Name:	David B. Berger
Title:	Vice President, Legal Affairs

Dated: June 26, 2007